April 4, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: DOMINION GAS HOLDINGS, LLC

Registration Statement on Form S-4

Filed April 4, 2014

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Dominion Gas Holdings, LLC (the “Company”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $400,000,000 aggregate principal amount of 2013 Series A 1.05% Senior Notes due 2016 (the “Exchange Series A Senior Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of its outstanding unregistered 2013 Series A 1.05% Senior Notes due 2016 (the “Original Series A Senior Notes”); up to $400,000,000 aggregate principal amount of 2013 Series B 3.55% Senior Notes due 2023 (the “Exchange Series B Senior Notes”), which will be registered under the Securities Act, for any and all of its outstanding unregistered 2013 Series B 3.55% Senior Notes due 2023 (the “Original Series B Senior Notes”); and up to $400,000,000 aggregate principal amount of 2013 Series C 4.80% Senior Notes due 2043 (the “Exchange Series C Senior Notes,” and together with the Exchange Series A Senior Notes and Exchange Series B Senior Notes, the “Exchange Notes”), which will be registered under the Securities Act, for any and all of its outstanding unregistered 2013 Series C 4.80% Senior Notes due 204 (the “Original Series C Senior Notes, and together with the Original Series A Senior Notes and Original Series B Senior Notes, the “Original Notes”), the Company hereby makes the following representations:

(1) The Company is registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance (the “Staff”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991); and Sherman & Sterling, SEC No-Action Letter (available July 2, 1993).

(2) The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (by means of the Exchange Offer prospectus) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be received in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

(3) No broker-dealer who participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making or other trading activities has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes to be received in the Exchange Offer. The Company will make each person participating in the Exchange Offer aware (by means of the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act. The Company will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer who holds Original Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act (or, to the extent permitted by law, make such a prospectus available) in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

DOMINION GAS HOLDINGS, LLC

By:	/s/ Mark O. Webb
Name:	Mark O. Webb
Title:	Vice President and General Counsel